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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No.1)

                               SPRINT CORPORATION
                                (Name of Issuer)

                            PCS COMMON STOCK SERIES 1
                                 $1.00 PAR VALUE
                         (Title of Class of Securities)

                             -----------------------

                                   852061506
                                 (Cusip Number)

                               Comcast Corporation
                        (Name of Person Filing Statement)

                                 Arthur R. Block
                               1500 Market Street
                      Philadelphia, Pennsylvania 19102-2148
                             Tel No.: (215) 665-1700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 23, 1998
             (Date of Event which Requires Filing of this Statement)

                             -----------------------
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following: [ ]

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CUSIP No. 85206150                    13D                  Page 2  of  5  Pages

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         COMCAST CORPORATION

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [x]

   3.    SEC USE ONLY


   4.    SOURCE OF FUNDS

         OO

   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) |X|

   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         PENNSYLVANIA

                         7.  SOLE VOTING POWER         53,479,187
      NUMBER OF                                        (See Item Nos. 1 and 6)
        SHARES
     BENEFICIALLY        8.  SHARED VOTING POWER       0 shares
       OWNED BY
         EACH            9.  SOLE DISPOSITIVE POWER    53,479,187 PCS Common
      REPORTING                                        Stock-Series-2 $1.00 par
     PERSON WITH                                       value per share (See
                                                       Item Nos. 1, 4 and 6)

                        10.  SHARED DISPOSITIVE POWER  0 shares

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         (a)  Amount beneficially owned: 53,479,187*

         53,479,187 shares consists of shares (i) 47,248,435 of Series 2 PCS Stock, (ii) presently exercisable Warrants to purchase an additional 3,015,858 shares of Series 2 PCS Stock, and (iii) 61,726 shares of Series 7 Preferred Stock (which for purposes of this Report are assumed to be convertible into an aggregate of 3,214,895 shares of Series 2 PCS Stock). Each share of Series 2 PCS Stock automatically converts into one share of Series 1 PCS Stock under certain circumstances.

         * Assumes the conversion of all shares of Series 2 PCS Stock beneficially owned by the Reporting Person (including all shares of Series 2 PCS Stock issuable upon exercise of all Warrants and upon conversion of all Series 7 Preferred Stock) into the corresponding number of shares of Series 1 PCS Stock. See Item No. 1.

         Because the Reporting Person does not have the right to acquire any shares of Series 1 PCS Stock, underlying the shares of Series 2 PCS Stock, shares of the Series 7 Preferred Stock or the Warrants, within sixty days of the date of the event requiring this Report, the Reporting Person disclaims beneficialownership of all shares of Series 1 PCS Stock underlying the Series 2 PCS Stock, the Series 7 Preferred Stock and the Warrants. The filing of this Report by the Reporting Person shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of Series 1 PCS Stock.

  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES    [ ]

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%

         Because each share of Series 2 PCS Stock generally is entitled to one-tenth of the applicable vote per share of Series 1 PCS Stock, the shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent less than 1% of the voting power of Sprint Corporation.

         The shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent approximately 11.3% of the outstanding Series 1 PCS Stock of the Issuer (which class includes the Series 1 PCS Stock, the Series 2 PCS Stock and the Series 3 PCS Stock), assuming the exercise of all Warrants to purchase shares of Series 2 PCS Stock initially issued to the Reporting Person, the conversion of all shares of Series 7 Preferred Stock initially issued to the Reporting Person into shares of Series 7 Preferred Stock, the issuance of all shares of Series 3 PCS Stock issuable in respect of the Sprint's outstanding Class A Common Stock and the issuance of all shares of Series 1 PCS Stock represented by the Sprint FON Group's "inter-group interest" in Sprint's PCS Group (including that portion of such inter-group interest corresponding to the Series 7 Preferred Stock and the Warrants to purchase Series 2 PCS Stock held by the Reporting Person and certain other holders).

  14.    TYPE OF REPORTING PERSON

         CO


     Comcast Corporation, a Pennsylvania corporation hereby amends its Report on Schedule 13D, originally filed together with other reporting persons on December 11, 1998 (the "Schedule 13D"), to disclose the acquisition of its interest in PCS Common Stock Series 1 of the Sprint Corporation, a Kansas corporation (the "Issuer").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background and Item 5.  Interest in Securities of the
         Issuer.

     Schedule A of the Report is hereby amended and restated in its entirety by the following:

                                                           SCHEDULE A

                  DIRECTORS AND EXECUTIVE OFFICERS OF COMCAST

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Comcast Corporation ("Comcast") are set forth below. If no business address is given, the director's or officer's business address is 1500 Market Street, Philadelphia, PA 19102-2148. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Comcast. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

          Name                         Title              Business Address           Present Principal Occupation
--------------------------   ----------------------   --------------------------   -----------------------------------
Ralph J. Roberts             Chairman of the Board    1500 Market Street           Chairman of the Board of Directors
                             of Directors and         Philadelphia, PA 19102       of Comcast
                             Director

Julian A. Brodsky            Vice Chairman of the     1500 Market Street           Vice President of the Board of
                             Board of Directors and   Philadelphia, PA 19102       Directors of Comcast
                             Director

Brian L. Roberts             President; Director      1500 Market Street           President of Comcast
                                                      Philadelphia, PA 19102

Gustave G. Amsterdam         Director                 1845 Walnut Street           Attorney
                                                      Suite 2390                   1845 Walnut Street
                                                      Philadelphia, PA 19103       Suite 2390
                                                                                   Philadelphia, PA 19103

Sheldon M. Bonovitz          Director                 4200 One Liberty Place       Partner in the law firm of Duane,
                                                      Philadelphia, PA 19103       Morris and Heckscher
                                                                                   4200 Liberty Place
                                                                                   Philadelphia, PA 19103

Joseph L. Castle             Director                 One Valley Square            President of Castle Energy Corp.
                                                      Suite 101                    One Valley Square
                                                      512 Township Line Road       Suite 101
                                                      Blue Bell, PA 19422          512 Township Line Road
                                                                                   Blue Bell, PA 19422

Bernard C. Watson            Director                 1630 Locust Street           President of William Penn
                                                      Philadelphia, PA 19103       Foundation
                                                                                   1630 Locust Street
                                                                                   Philadelphia, PA 19103

Irving A. Wechsler           Director                 One Oliver Plaza             Partner in Wechsler, Myers &
                                                      Pittsburgh, PA 15222         Walsh, Certified Public Accountants
                                                                                   One Oliver Plaza
                                                                                   Pittsburgh, PA 15222

Anne Wexler                  Director                 1317 F. Street, N.W.         Chairman of The Wexler Group
                                                      Suite 600                    1317 F. Street, N.W.
                                                      Washington, DC 20004         Suite 600
                                                                                   Washington, DC 20004

Lawrence S. Smith            Executive Officer        1500 Market Street           Executive Vice President of
                                                      Philadelphia, PA 19102       Comcast

John R. Alchin*              Executive Officer        1500 Market Street           Senior Vice President and Treasurer
                                                      Philadelphia, PA 19102       of Comcast

Stephen B. Burke             Executive Officer        1500 Market Street           Senior Vice President of Comcast
                                                      Philadelphia, PA 19102

Stanley L. Wang              Executive Officer        1500 Market Street           Senior Vice President, General
                                                      Philadelphia, PA 19102       Counsel and Secretary of Comcast

     * Citizen of Australia



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date: December 15, 1998

                                   Comcast Corporation

                                   By:  /s/ Arthur R. Block
                                      -------------------------------------
                                      Name:  Arthur R. Block
                                      Title:    Vice President